Exhibit 99.81

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 20, 2025

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of Titan Mining Corporation (the “Company”) will be held at Suite 555, 999 Canada Place, Vancouver, BC, on August 20, 2025, at 10:00

a.m. (Vancouver time), for the following purposes:

1.	To receive the consolidated audited financial statements of the Company for the year ended December 31, 2024, together with the auditors’ report thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint PricewaterhouseCoopers, LLP as auditors of the Company until the Company’s next annual meeting, and to authorize the directors to fix their remuneration; and

4.	To transact such other business as many properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Management Information Circular (the “Circular”), which provides additional information relating to the business to be conducted at the Meeting, a form of proxy (the “Proxy”) or voting instruction form (the “VIF”), and a form whereby Shareholders may request that the Company’s annual and/or interim financial statements and corresponding management’s discussion and analysis be mailed to them.

The board of directors of the Company has fixed a record date as of the close of business on July 7, 2025, for the purpose of determining the Shareholders of record that will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Notice and Access

The Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Circular for the Meeting to its Shareholders.

Under Notice and Access, instead of receiving paper copies of the Circular, Shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered Shareholders will still receive a Proxy enabling them to vote at the Meeting. The use of Notice and Access in connection with the Meeting reduces paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Circular to those registered Shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials.

The Company urges Shareholders to review the Circular before voting.

Accessing Meeting Materials Online

The Meeting materials can be viewed online under the Company’s profile at www.sedarplus.ca or at https://www.titanminingcorp.com/investors/agm/.

Requesting Printed Meeting Materials

Any Shareholder who wishes to receive a paper copy of the Circular should contact the Company by telephone toll-free at 1-888-442-2224 or by email at info@titanmining.com.

Proxies are being solicited by management of the Company. Registered Shareholders who are unable to be present in person at the Meeting are requested to date, complete and sign the enclosed Proxy and return it in the addressed envelope provided for that purpose (or use the communication means provided in the Proxy). To be valid, the completed Proxy must be deposited with the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”) at the following address: Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

Dated as of July 9, 2025

BY ORDER OF THE BOARD OF DIRECTORS

“Donald R. Taylor”

DONALD R. TAYLOR

Chief Executive Officer

The enclosed materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and the Company or its agents have sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your Common Shares on your behalf.